Exhibit 99.1

Global BPO Services Corp. Announces Date of Annual Shareholder Meeting on July 29, 2008

To Vote on Proposed Acquisition of Stream Holdings Corporation and the Issue of

$150 Million of Convertible Preferred Stock to Ares Management

BOSTON, July 8 /PRNewswire-FirstCall/—Global BPO Services Corp. (Amex:OOO.U) (“Global BPO”) announced today that it is mailing to stockholders its definitive proxy statement related to its proposed acquisition of Stream Holdings Corp (“Stream”) and its proposed issue of $150 million of Convertible Preferred Stock to an affiliate of Ares Management (“Ares”). The Annual Meeting of Stockholders will be held on Tuesday, July 29, 2008 at 10:00 a.m. at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, 31st Floor, New York, NY. Among the agenda items that stockholders will vote on is the proposed acquisition of Stream for $200 million in cash, the proposed issuance of $150 million of Convertible Preferred Stock to Ares, the creation of the stock plan and other routine matters. We encourage all of our stockholders to attend the meeting in person.

The closing of the Stream merger is conditioned on holders of a majority of the outstanding shares of Global BPO common stock as of the record date, July 3, 2008, voting in favor of the merger as well as holders of less than 30% of such outstanding shares dissenting and electing conversion of their shares into a pro rata share of the funds held in the Global BPO trust account. As of June 30, 2008, the per share amount held in the trust account was $7.93 per share. The closing of the issuance of the $150 million of Convertible Preferred Stock to Ares is conditioned on the closing of the Stream merger.

As previously announced, following the closing of the Stream merger and the issue of the $150 million of Convertible Preferred Stock, Global BPO will commence a tender offering for 20,625,001 shares of its common stock at a price of $8.00 per share. The tender offer will remain open for a period of twenty business days following its commencement. Global BPO will commence the tender offer only if stockholders approve both the Stream merger and the issue of $150 million of Convertible Preferred Stock to Ares. In addition, after the close of the merger with Stream, Global BPO will change its name to Stream Global Services, Inc.

Scott Murray, Chairman and Chief Executive Officer of Global BPO said, “We are very excited about reaching this milestone event. We believe that Stream is an excellent business process outsourcing (“BPO”) company and together we can continue to build upon the earnings momentum and growth that the management team of Stream has created so far. We are also very excited to have the opportunity to work with Ares to create a global, integrated BPO services company that provides a variety of high value, complex BPO services using integrated technology and a combination of off-shore and on-shore solution center locations.” Murray went on to say, “Stream is one of the leading outsourcers of complex technical support services to Fortune 1000 companies. Stream has over 15,000 employees, located in thirty (30) solution centers, in sixteen (16) different countries across the world in places such as North America (Canada and the USA); Latin America in such places as Costa Rica and the Dominican Republic; in Europe in such places as Ireland, Holland, Poland, Bulgaria, Italy, France and Germany and in Asia and Africa in countries such as India and Tunisia. Stream currently has over 75% of its service capacity outside of the United States.”

For more information contact:

Sheila M. Flaherty,

Executive Vice President

& General Counsel

617-517-3252

sheilaflaherty@globalbpo.biz

About Global BPO Services Corp.

Global BPO is a special purpose acquisition corporation (a “SPAC”) formed in June of 2007 for the purpose of acquiring a business process outsourcing company. Global BPO consummated its initial public offering on October 23, 2007. Subject to completion of its pending acquisition of Stream, Global BPO as a SPAC has not yet commenced any material business activities.

About Ares Management LLC

Founded in 1997 by a group of experienced investment professionals, Ares manages investment capital in private equity, capital markets (principally leveraged loans, high-yield bonds, and distressed debt), and private debt (primarily through Ares Capital Corporation (Nasdaq: ARCC), a publicly-traded specialty finance company). Through these three complementary lines of business, Ares has the ability to provide capital to companies at any place in the capital structure and at any stage of development. Ares is an SEC registered investment advisor and has grown committed capital under management from approximately $3.8 billion of committed capital in 2003 to in excess of $25 billion as of mid-2008. As of June 2008, Ares (based in Los Angeles, California) has more than 240 employees with offices in Los Angeles, New York and London. For more information, visit the Ares website at www.aresmgmt.com.

Additional Information

Global BPO has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement in connection with the proposed acquisition of Stream and has mailed a definitive proxy statement and other relevant documents to Global stockholders. Stockholders of Global BPO and other interested persons are advised to read, Global BPO’s definitive proxy statement in connection with Global BPO’s solicitation of proxies for the special meeting to be held to approve the acquisition because the proxy statement contains important information about Global BPO, Stream and the proposed acquisition. The definitive proxy statement is being mailed to stockholders as of a record date on July 3, 2008. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Global BPO Services Corp., 125 High Street, 30th Floor, High Street Tower, Boston, MA 02110, telephone (617) 517-3252.

Global BPO and its directors and its officers may be deemed participants in the solicitation of proxies from Global BPO’s stockholders. A list of the names of those directors and the officers and descriptions of their interests in Global BPO is contained in the proxy statement. The tender offer described above has not yet commenced and will be made only pursuant to, a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, to be filed with the SEC following the closing of the acquisition of Stream and closing of the sale of convertible preferred stock to Ares. Shareholders should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Global BPO at the address shown above.

Forward-looking Statements

This communication contains “forward-looking statements” which represent the current expectations and beliefs of management Global BPO concerning the proposed acquisition of Stream and other future events and their potential effects on Global BPO and Stream. The statements, analyses, and other information contained herein relating to the proposed acquisition, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation: (1) whether the shareholders of Global BPO approve the proposed acquisition and proposed sale of preferred stock; (2) the satisfaction of the other conditions to closing specified in both the merger agreement and preferred stock purchase agreement; (3) the ability of Global BPO to obtain all necessary stockholder approvals prior to the termination of the merger agreement and preferred stock purchase agreement (October 1, 2008); and (4) the closing of Global BPO’s proposed bank credit facility. The ability of Global BPO and Stream to achieve forecasted results are subject to various risks and uncertainties, including: (1) the ability to successfully combine the businesses of Global BPO and Stream; (2) operating costs and business disruption following the acquisition, including adverse effects on relationships with employees; (3) changes in the stock market and interest rate environment that affect revenues; (4) the ability of Stream to retain its existing customers and attract new customers following the closing; (5) retention of key employees following closing; (6) general economic conditions such as inflation or recession; (7) general political and social conditions such as war, political unrest and terrorism; (8) ability to maintain or increase billing and utilization rates; (9) success of expansion internationally; (10) competition; (11) ability to move the product mix into higher margin businesses; (12) operating Stream as a public company; (13) healthcare and benefit cost management; and (14) currency fluctuation and exchange rate adjustments. The foregoing is intended only to identify certain of the principal factors that could cause actual results to differ from those discussed in the forward-looking statements. Readers are referred to the reports and documents filed from time to time by us and to be filed in the future by us with the Securities and Exchange Commission for a discussion of these and other important risk factors that could cause actual results to differ from those discussed in forward-looking statements to reflect subsequent events or circumstances.

SOURCE Global BPO Services Corp.

CONTACT: Sheila M. Flaherty, Executive Vice President & General Counsel of Global BPO Services Corp., +1-617-517-3252, sheilaflaherty@globalbpo.biz  -0-  Jul/08/2008